SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13G


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                                (Amendment No. 1)


                        Morton's Restaurant Group, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   619429103
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                               December 31, 2000
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


                            Hanawalt Associates, LLC
                         650 Madison Avenue, 25th Floor
                            New York, New York 10022
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               - with copies to -

                           Michael G. Tannenbaum, Esq.
                    Tannenbaum Helpern Syracuse & Hirschtritt
                          900 Third Avenue - 13th Floor
                            New York, New York 10022
                                 (212) 508-6700


     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed:

          [_]  Rule 13d-1(b)

          [X]  Rule 13d-1(c)

          [_]  Rule 13d-1(d)


     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act .

CUSIP No. 619429103


________________________________________________________________________________
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)


     Hanawalt Associates LLC                 13-3937632
________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3.   SEC USE ONLY



________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION


     New York
________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           419,300 Shares
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          0
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         419,300 Shares
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            0
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     419,300 Shares
________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
     (See Instructions)

                                                                          [_]

________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)


     10.14% of total outstanding shares
________________________________________________________________________________
12.  TYPE OF REPORTING PERSON (See Instructions)


     00
________________________________________________________________________________


                               Page 2 of 6 Pages

CUSIP No. 619429103

________________________________________________________________________________
Item 1(a).  Name of Issuer:


Morton's Restaurant Group, Inc. (the "Issuer")
________________________________________________________________________________
Item 1(b).  Address of Issuer:

3333 New Hyde Park Road, Suite 210
New Hyde Park, New York 11042
________________________________________________________________________________
Item 2(a).  Name of Person Filing:


Hanawalt Associates LLC ("Hanawalt")
________________________________________________________________________________
Item 2(b).  Address of Principal Business Office, or if None, Residence:


The address of the reporting person is:

650 Madison Avenue, 25th Floor
New York, New York 10022
________________________________________________________________________________
Item 2(c).  Citizenship:


New York, USA
________________________________________________________________________________
Item 2(d).  Title of Class of Securities:


Common Stock
________________________________________________________________________________
Item 2(e).  CUSIP Number:


619429103
________________________________________________________________________________


                                Page 3 of 6 Pages

CUSIP No. 619429103


Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

     (a)  [_]  Broker or dealer registered under Section 15 of the Exchange Act.

     (b)  [_]  Bank as defined in Section 3(a)(6) of the Exchange Act.

     (c)  [_]  Insurance  company as defined in Section 3(a)(19) of the Exchange
               Act.

     (d) [_] Investment company registered under Section 8 of the Investment Company Act.

     (e)  [_]  An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

     (f) [_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

     (g) [_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G); (Note: see Item 7)

     (h) [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

     (i) [_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;

     (j)  [_]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).




                                Page 4 of 6 Pages

CUSIP No. 619429103


Item 4.  Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a - b) Amount Beneficially Owned and Percentage of Class: As the general partner of certain limited partnerships, Hanawalt may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owner of the aggregate amount of 419,300 shares representing approximately 10.14% of the outstanding shares of the Issuer (based upon 4,136,752 shares outstanding as of November 8, 2000, as reported on the latest 10-Q of the Issuer). Hanawalt disclaims any economic interest or beneficial ownership of the shares covered by this Statement.


     (c)  Number of shares as to which such person has:

          (i)   Sole power to vote or to direct the vote                       ,

                 419,300 Shares

          (ii)  Shared power to vote or to direct the vote                     ,

                0

          (iii) Sole power to dispose or to direct the disposition of          ,

                419,300 Shares

          (iv)  Shared power to dispose or to direct the disposition of

                0

Item 5.   Ownership of Five Percent or Less of a Class.

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |_|.

Item 6.   Ownership of More Than Five Percent on Behalf of Another Person.

          Hanawalt is the general partner of CBM Investments, L.P. which has the right to receive or to direct the receipt of dividends from, or the proceeds from the sale of, the Issuer's securities.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

          Not applicable

Item 8.   Identification and Classification of Members of the Group.

          Not applicable

Item 9.   Notice of Dissolution of Group.

          Not applicable


                                Page 5 of 6 Pages

CUSIP No. 619429103


Item 10.  Certifications.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



2/9/01
-----------------------------------
Date

/s/ Marietta Goldman
-----------------------------------
Signature


Marietta Goldman, Managing Director
-----------------------------------
Name/Title


                                Page 6 of 6 Pages